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                              December 22, 2023

       Stephen Preston
       Co-Chief Executive Officer
       FrontView REIT, Inc.
       3131 McKinney Avenue
       Suite L10
       Dallas, TX 75204

                                                        Re: FrontView REIT,
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-11
                                                            Submitted December
13, 2023
                                                            CIK No. 0001988494

       Dear Stephen Preston:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-11

       Dilution, page 58

   1. We note your revision to your dilution table on page 58 to aggregate the increase in pro forma net tangible book
value per share attributable to the REIT
                                                        Contribution
Transactions and Internalization with decrease in pro forma net tangible book value per share
attributable to the offering. Please revise to disaggregate the impact of the REIT
Contribution Transactions and Internalization from the impact from the offering, or advise.
Please refer to Item 506 of Regulation S-K.
 Stephen Preston
FrontView REIT, Inc.
December 22, 2023
Page 2

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,
FirstName LastNameStephen Preston
                                                        Division of Corporation
Finance
Comapany NameFrontView REIT, Inc.
                                                        Office of Real Estate &
Construction
December 22, 2023 Page 2
cc:       Stuart A. Barr, Esq.
FirstName LastName